Filed by CVS Health Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

Commission File No.: 001-16095

Date: December 15, 2017

December 15, 2017

The following articles written by third parties were made available to employees of CVS Health Corporation:

How a CVS-Aetna merger could change the health care scene in Louisville

Louisville Business First

By Chris Larson

American health care giants CVS Health Corp. and Aetna Inc. have cast their $77 million deal in lofty terms like “a unique opportunity to redefine access to high-quality care,” according to the press release announcing CVS’ deal to acquire Aetna.

The vertical merger certainly could mix up health care on a national scene as two companies is different segments of the industry meld into one company.

Aetna (NYSE: AET) is largely a health insurer for employers, with roughly $60.3 billion of its $63.2 billion in revenues coming from its health care segment, according to the company’s 2016 annual filing with the U.S. Securities and Exchange Commission.

The company’s other two segments for the company are group life and disability insurance and large-case pension management. The National Association of Insurance Commissioners estimates Aetna held a 5.6 percent market share of the accident and health insurance industry in 2016 in a report published earlier this year.

In Kentucky, Aetna held roughly 9.4 percent market share, according to the same report.

CVS Health (NYSE: CVS) operates 9,700 retail locations and more than 1,100 walk-in health care clinics called MinuteClinics. Total revenue in 2016 for the company was roughly $177 billion, with $120 billion coming from the company’s pharmacy services segment.

That pharmacy service segment includes store operations, but also includes a sizable pharmacy benefit management (PBM) operation that serves 90 million people, making it one of the largest PBM operations in the nation.

Cutting out the pharmacy middle man

U of L associate economic professor Jose Fernandez said in a recent interview that a likely outcome from the merger would be to see a reduction in prescription drug prices for Aetna members and, hopefully, for consumers at large.

PBMs essentially act like middle men for health care organizations that try to leverage the clout of large patient counts or membership to get savings on drug costs from pharmaceutical companies, lowering the cost for companies paying for drugs, and possibly for consumers, Fernandez said. PBMs often take a cut of the savings or get paid by their performance.

By combining a large insurer and PBM operation, Fernandez said the combined CVS/Aetna would either keep the profits or pass the savings on to Aetna members with lower overall drug premiums and expand Aetna’s drug coverage options for individuals and employers.

Fernandez also is hopeful that the Aetna/CVS merger could pressure other health insurers and PBMs to lower prices to in response to the merger, leading to more affordable prescriptions for people generally.

More places for ‘walk-in’ health care

In the release announcing the merger, CVS Health CEO and President Larry Merlo said the combined company would become “America’s front door to quality health care.”

One way that could happen is through expanding clinical offerings in CVS’ 9,700 retail locations and expanding its MinuteClinic operation. MinuteClinics are staffed by nurse practitioners and physician assistants and provide health screenings, treat minor health conditions and monitor chronic conditions like diabetes.

Louisville is home to 21 of CVS’ 74 Kentucky pharmacy stores. There are three MinuteClinics in the Louisville area: one in Jeffersonville and another two in Louisville’s East End, according to CVS’ online store locator.

Assuming clinical services are expanded in the pharmacy stores and the companies add more MinuteClinics, Fernandez said consumers generally would have more low-cost, transparent options for most of their minor and preventative health care service needs. And assuming wild success of CVS’ clinical operations, Fernandez said the merger could pull noncritial patients out of ERs and simple patient visits out of doctors’ offices.

For the former case, this would, in a small way, free up space in the ERs and let consumers receive timely care for health issues before they balloon into expensive conditions. For the latter, fewer “patients with runny noses” in doctors’ offices may force primary care physicians to see more medically complex patients, Fernandez said.

He also hopes an expansion of CVS’ walk-in clinical operations could prompt more providers to be more transparent on the cost of care. CVS displays many of its MinuteClinic prices online.

However, the companies haven’t given specifics on how these walk-in clinic operations or other clinical offering will be expanded, apart from a generic statement that says that pharmacy locations “will include space for wellness, clinical and pharmacy services, vision, hearing, nutrition, beauty, and medical equipment,” according to the release.

More data, more targeted care?

Fernandez said both insurers and pharmacies generally have enormous data sets that capture key points in a few areas of patient care. The combined data of an insurer and a pharmacy would present a very full picture of a patient’s health.

“If they know what drugs you get, how often you go to the doctor, and for what and have all of that in-house — that’s just something we haven’t seen before,” Fernandez said.

He said this could allow CVS to target specific people to keep them healthy and “mechanize” the data to send the information to patients to make sure they to things like take their medications or receive assistance for pricey prescriptions.

It appears CVS plans to make the most of the proverbial warehouse of data the combined company will have, specifically expressing the hope of “helping patients avoid unnecessary hospital readmissions,” according to the release.

This keeps more premium dollars with the company. Link to Original

Merlo discusses potential of CVS-Aetna merger

Chain Drug Review

By Russell Redman

Possibilities could even include doctors on-site, he tells NPR

Acquiring Aetna Inc. will better position CVS Health to improve health outcomes and bring affordable health care to more Americans, CVS president and chief executive officer Larry Merlo told National Public Radio (NPR).

The addition of a health insurer like Aetna will allow CVS to provide a more comprehensive care offering to consumers, particularly those with chronic conditions such as diabetes, Merlo said in an interview with NPR host Steve Inskeep aired early Wednesday on the Morning Edition program.

“Imagine a world where that patient can walk into a CVS Pharmacy and engage with a nutritionist about their diet, talk to a nurse practitioner, perhaps have their blood glucose level checked, and talk to their pharmacist about medication,” Merlo said.

CVS already operates a national drug chain (CVS Pharmacy), the largest in-store clinic chain (MinuteClinic), a pharmacy benefit manager (CVS Caremark) and specialty pharmacy (CVS Specialty), as well as long-term care pharmacy, home infusion, Medicare Part D and other businesses. That integrated model has given CVS, through its research arm, excellent insight into patient behavior concerning their medications so that pharmacists and other providers could intervene to improve outcomes.

Together, Aetna and CVS could take action earlier in the patient care process, Merlo noted.

“You think about the capabilities that Aetna has in terms of its ability to utilize information and you combine that with the convenience and human touch of CVS, it gives us the opportunity to be more proactive in how we engage patients and help them achieve the best health possible,” he explained.

“Today, with what we can do at CVS Pharmacy, we know if a patient has not filled their medication on time. And the fact that they haven’t, let’s talk to the patient and let’s find out why,” Merlo told NPR. “So we’re reacting to something after the event has occurred. The Aetna team has the ability to use the information they have in terms of how can we be more predictive with someone who is demonstrating behaviors that have not resulted in an unintended consequence, but we can engage and intervene with them before something unnecessary happens.”

Combined, CVS and Aetna will be more competitive by being able to reduce overall health care costs, Merlo emphasized.

“The ability to do that will allow us to bring products to market with lower premiums, perhaps lower deductibles, and that’s how the system works,” he said.

When Inskeep asked if members of non-CVS/Aetna benefit plans would have to pay more to fill a prescription at a CVS Pharmacy, Merlo said no.

“They wouldn’t. We want to make these services available broadly in the marketplace, and that is not our goal or our objective as we go forward,” he said.

Down the road, there’s the potential to even bring doctors to CVS locations as the merged company evolves its care model, Merlo acknowledged.

“In the coming months and years, we’re going to be testing and piloting a variety of alternatives that may include having physicians on-site. I think that’s something that we want to better understand as we go forward,” he said.

Inskeep interjected, “So my pharmacy might also be my doctor’s office?” And Merlo replied, “It potentially could be.”

CVS announced its $69 billion deal to acquire Aetna on Dec. 3. The CVS-Aetna merger agreement has been approved by the boards of both companies. Pending shareholder and regulatory approval and other customary closing conditions, the transaction is expected to close in the second half of 2018. Link to Original

CVS-Aetna Combination Signals Coming Convergence of Health Care and Retail Real Estate

CoStar

By Mark Heschmeyer

Last week’s blockbuster deal in which CVS Health (NYSE: CVS) agreed to acquire Aetna Inc. (NYSE: AET) for $77 billion, including assumption of debt, has the potential not only to fundamentally alter the health plan market but also radically reshape the retail and health care real estate markets.

With about $245 billion in combined revenue and around $19 billion in combined EBITDA, CVS and Aetna are banking on the potential to redefine the way individuals access health care services in lower-cost, retail/pharmacy locations. Aisles of greeting cards and soft drinks could eventually make room for wellness treatments, clinical and pharmacy services, vision and hearing testing, as well as the expected nutrition, beauty and medical equipment offerings.

CVS Health’s current network includes more than 9,700 CVS Pharmacy locations and 1,100 MinuteClinic walk-in clinics. In addition, CVS Health has more than 4,000 nursing professionals on staff providing in-clinic and home-based care across the nation.

Aetna is a leading diversified health care benefits company, insuring 22 million people and providing services to an estimated 44.6 million people in other ways.

At the heart of the combination is a business proposition to address the growing cost of delivering health care services by reducing check-ups and other “between” doctor visits through face-to-face counseling at a store-based health hub.

“These types of interventions are things that the traditional health care system could be doing,” noted Larry J. Merlo, CVS Health president and CEO. “But the traditional health care system lacks the key elements of convenience and coordination that help to engage consumers in their health. That’s what the combination of CVS Health and Aetna will deliver.”

One of the proposed merger’s goals is to deliver more health care services in CVS stores and its retail clinics, shifting the traditional health care delivery model further away from more costly settings, including urgent care centers, doctor offices and hospital emergency rooms.

This shift has been ongoing but could accelerate following the CVS-Aetna merger. CVS has been transitioning space in its stores for the last two years, adding such things as vision and audiology centers.

“There’s no question that we have the opportunities to repurpose some of the space in our stores,” Merlo said. “You can think about this as more of a hub-and-spoke model in that there will be a core set of services that would be available broadly, and there likely would be a subset of stores that would have enhanced services. And that delta would certainly be reflected in the space allocation within the store. But, obviously, we’ll have a lot more to say about that as we get these pilots underway and go from there.”

With its deal to acquire Aetna, CVS could further sharpen its focus on making health care its core business, said Brian McDonagh, a director with CBX Brand Strategy in Minneapolis.

“For far too long, U.S. chain drugstores have suffered from a bit of an identity crisis,” McDonagh said. “Despite the coolers and front-of-the-store merchandise, CVS, for one, has realized that it isn’t primarily a food seller, nor is it a discount retailer or c-store. Increasingly, CVS has been trying to act like a health care company.”

Real Estate Industry Paying Close Attention

As CVS begins to remake its retail pharmacy stores to become a new “front door” to a fragmented health care system, real estate investors will need to pay close attention to both near- and long-term consequences of the combination, said Quinn McCarthy, an analyst with JLL Capital Markets, Net Lease.

“In the short-term, I expect the acquisition to give many risk-averse net lease investors pause regarding CVS-leased assets,” McCarthy said. “CVS will almost inevitably experience a multi-notch credit downgrade as a result of the acquisition cost, and will also see their EPS diluted significantly. The other risk that stands out to me is the future viability of current CVS locations.”

Without knowing how CVS intends to physically implement the expanding health services arm of its business, leases approaching expiration of the initial term may be approached with a significant discount until the future of CVS’s prototype is known, McCarthy said.

“If it is revealed that they intend to reduce retail floor area in existing stores to add dedicated health service space, this worry will likely be assuaged. But the risk of a fundamentally different new prototype making existing layouts obsolete will be a common investor worry,” McCarthy said.

However, over the long-term, assuming successful implementation by CVS, McCarthy said he can see the merger boosting net lease investors’ interests in CVS as a tenant.

Milt Charbonneau, a senior director at Cushman & Wakefield in Iselin, NJ, sees any growth in health care shifting to more conveniently located retail space as a downside worry for investors in medical office buildings. Charbonneau said the concern would be even more if other retailers, such as Walmart and Walgreens, expand their health care offerings in a similar fashion.

“The CVS/Aetna deal may be the start of ‘the department store of health care,’ said Mike Polachek, executive vice president at SRS Real Estate Partners. “In addition to their fleet of retail stores, I could see them opening selective stores in former large boxes and housing, in addition to their retail format adding an insurance office, urgent care (without overnight) stays, physical rehab, concierge doctors and other medical providers. They could form a hub-and-spoke distribution with the hub being these large format operations and the retail stores being the spokes.”

Defending Against an Amazon Incursion

Tony Miller, owner of The Miller Family Cos. in Agoura Hills, CA, said the merger is clearly a defensive play to the expected entrance into the pharmaceutical field by Amazon, offering steeply discounted prescription drugs via mail order.

“By combining forces, the newly formed entity could offer ‘in-store’ medical care, creating a one-stop shop for medical needs. I am not sure how Amazon would compete with the human interaction a medical staff offers,” Miller said.

But the potential Amazon incursion is just enough of a worry that major investors are already adjusting their pharmacy holdings. Agree Realty Corp (NYSE:ADC) said last month that it reduced its net leased pharmacy holdings from 30% to 13.2% in the last three years. Walgreens, Agree’s largest tenant, has been taken down to 8.5% from 22% in that time.

“We’re committed to taking Walgreens down to sub-5%, not because we don’t believe in the tenant or the business, but we think it’s the right thing to do to divest and redeploy on an accretive basis there, and you’ll continue to see that trajectory,” said Joey Agree, president and CEO of Agree Realty.

“While we remain believers in the pharmacy space, I will tell all investors just to [compare] what we’ve accomplished to their diversification efforts,” Agree said. “It’s one thing for Amazon if and when they do enter the pharmacy space to enter it and disrupt it. It’s another thing for them to operationally affect the Walgreens and CVS’s of the world. So we haven’t seen those rumors trickle down. What we have seen is just generally a continued flight to safety. And frankly, people have gotten in line behind the strategy, which we’ve been expounding upon since 2011 in terms of e-commerce.”

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), CVS Health and Aetna will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a CVS Health registration statement on Form S-4 that will include a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health, and a definitive joint proxy statement/prospectus will be mailed to stockholders of CVS Health and shareholders of Aetna. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health will be available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204.

Participants in Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“CVS Health’s Annual Report”), which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and its Current Report on Form 8-K, which was filed with the SEC on May 12, 2017. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“Aetna’s Annual Report”), which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and its Current Reports on Form 8-K, which were filed with the SEC on May 24, 2017 and October 2, 2017. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,”

“should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control. Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.